LETTER OF CONFIRMATION
Trust Company of
	Sixth Floor	Canada
530 8 Avenue SW
Calgary, Alberta
	T2P 3S8	Canada
	Telephone 1-403-267-6800	Australia
	Facsimile 1-403-267-6529	Channel Islands
	www.computershare.com	Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

October 18, 2004

To:	Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Dear Sirs:

Subject:                Starfield Resources Inc. (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on October 15, 2004, to the registered holders of Common Shares of the Corporation:

1.	Notice of Annual and Special Meeting of Shareholders / Information Circular
2.	Proxy
3.	Proxy Return Envelope

We further confirm that copies of the above-mentioned materials, together with the supplemental mail list card, were sent by courier on October 15, 2004 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"

Robyn Hall
Mailing Professional
ClientServicesMailings@Computershare.com

cc:	McLeod & Company Rick Breen